Exhibit 16.1

February 1, 2007

Securities and Exchange Commission
450 Fifth Street N.W.
Washington, DC USA 20549

Dear Gentlemen:

Re: Salamon Group, Inc.

We have read Item 4.01 of Salamon Group, Inc.’s report on Form 8-K Amendment No. 3 and do not agree with the statements contained therein. Our disagreements are as follows:

On November 16, 2006, Manning Elliott LLP, Chartered Accountants (“Manning Elliott”), resigned as the Company’s independent audit firm by a written email communication to the Company. Manning Elliott informed the Company that they were resigning as auditors effective immediately because the Company had filed its Form 10-QSB for the three and nine month period ended September 30, 2006 without a required quarterly review pursuant to Statement of Auditing Standard No. 100 (“SAS 100”). Manning Elliott further indicated in the November 16, 2006 email communication that the Company did not meet the audit firm’s continuing client acceptance procedures and that the Company was required to file a Form 8-K under the rules of the Securities and Exchange Commission (“SEC”) within four days announcing the resignation. Also, the fact that the Form 8-K was to be provided to Manning Elliott for review prior to issuance of a consent letter was communicated to the Company in the November 16, 2006 email communication. Manning Elliott was never provided a copy of the Form 8-K for review prior to filing with the SEC on November 17, 2006 or subsequent amendments filed with the SEC on December 4, 2006 and December 20, 2006.

On October 19, 2006, Manning Elliott had notified the Company that a SAS 100 review was required as of and for the period ended September 30, 2006 by a written email communication and received an email acknowledgment that the communication was received. The email communication received from the Company on October 19, 2006 did not in any way refer to the fact Manning Elliott was dismissed or that there were any conflicts of interest with Manning Elliott. The Company subsequent to the filing of the Form 10-QSB for the period referred to above, indicated to Manning Elliott that the Form 10-QSB was filed without a SAS 100 review since the Company did not wish to supply further information to Manning Elliott, that conflicts of interest existed with Manning Elliott, and that Manning Elliott was verbally dismissed as auditors of the Company in October 2006. However, the Company stated in its Form 10-QSB and 10-QSB/A, Item 3, filed with the SEC on October 30, 2006 and December 20, 2006, respectively, that the Company was considering a change in auditors in the coming year. Manning Elliott does not have and has never had any conflicts of interest with the Company.

February 1, 2007
Securities and Exchange Commission

During the two fiscal years ended December 31, 2005 and December 31, 2004 and up to the six month period ended June 30, 2006, there were no disagreements with Manning Elliott on any matter of accounting principles or practices, financial statement disclosure, or auditing principles or procedure, which disagreements, if not resolved to the satisfaction of Manning Elliott, would have caused Manning Elliott to make reference in connection with their opinion to the subject matter of the disagreement.

Manning Elliott’s report on the financial statements for the years ended December 31, 2005 and December 31, 2004, did not contain an adverse opinion or disclaimer of opinion and was not modified as to uncertainty, audit scope, or accounting principles except for a “going concern opinion” provided with the overall audit opinion.

CHARTERED ACCOUNTANTS
Vancouver, British Columbia, Canada
February 1, 2007